April 15, 2024

Via EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Morgan Youngwood

Mr. Stephen Krikorian

Re: TEGNA Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 29, 2024

Form 8-K

Filed February 29, 2024

File No. 001-06961

Dear Mr. Youngwood and Mr. Krikorian,

TEGNA Inc. (“TEGNA”, “we”, or the “Company”) has received the comment letter dated April 1, 2024 from the staff of the Division of Corporation Finance (the “Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included each of the Staff’s original comments below and have provided our responses after each comment.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Operating results non-GAAP information, page 38

1. We note the tabular disclosure on page 38 showing non-GAAP reconciliations of certain line items to the most directly comparable financial measures calculated and presented in accordance with GAAP. Please revise your presentation as this appears to be a non-GAAP income statement. We refer you to Question 102.10(c) in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and confirm in future filings we will revise our presentation. Our proposed recast of the table on page 38 giving effect to our revisions is set forth below for your review. We will continue our practice of positioning this table at the end of the related presentation to not give undue prominence to the non-GAAP numbers.

		Special Items
Year ended Dec. 31, 2023	GAAP measure	M&A-related costs	Retention costs - SBC	Retention costs - Cash	Merger termination fee	Asset impairment and other	Other non-operating item	Special tax item	Non-GAAP measure
Corporate - General and administrative expenses	$65,933	$(19,848)	$(1,072)	$(2,117)	$-	$-	$-	$-	$42,896
Operating expenses	2,177,385	(19,848)	(3,904)	(4,448)	136,000	(3,359)	-	-	2,281,826
Operating income	733,545	19,848	3,904	4,448	(136,000)	3,359	-	-	629,104
Income before income taxes	606,546	19,848	3,904	4,448	(136,000)	3,359	(25,809)	-	476,296
Provision for income taxes	130,199	4,552	500	590	(24,504)	860	(6,604)	7,328	112,921
Net income attributable to TEGNA Inc.	476,724	15,296	3,404	3,858	(111,496)	2,499	(19,205)	(7,328)	363,752
Earnings per share - diluted (a)	$2.28	$0.07	$0.02	$0.02	$(0.54)	$0.01	$(0.09)	$(0.04)	$1.74

(a) Per share amounts do not sum due to rounding.

		Special Items
Year ended Dec. 31, 2022	GAAP measure	M&A-related costs	Asset impairment and other	Other non-operating items	Special tax items	Non-GAAP measure
Corporate - General and administrative expenses	$60,108	$(20,517)	$-	$-	$-	$39,591
Operating expenses	2,288,613	(20,517)	323	-	-	2,268,419
Operating income	990,632	20,517	(323)	-	-	1,010,826
Income before income taxes	833,568	20,517	(323)	(18,308)	-	835,454
Provision for income taxes	202,370	233	(78)	168	(4,529)	198,164
Net income attributable to TEGNA Inc.	630,469	20,284	(245)	(18,476)	4,529	636,561
Earnings per share - diluted (a)	$2.81	$0.09	$-	$(0.08)	$0.02	$2.83

(a) Per share amounts do not sum due to rounding.

In addition, we will enhance our introduction for non-GAAP measures to explain that each of these non-GAAP measures are regularly used by the Board and management to review the company’s performance as follows (with track changes to show edits):

Management and our Board of Directors regularly use Corporate – General and administrative expenses, Operating expenses, Operating income and Income before income taxes, Provision for income taxes, Net income attributable to TEGNA Inc., and Diluted earnings per share, each presented on a non-GAAP ~~financial measures~~ basis, for purposes of evaluating company performance. Management and our Board of Directors also use Adjusted EBITDA and Adjusted free cash flow to evaluate performance. Furthermore, the Leadership Development and Compensation Committee of our Board of Directors uses non-GAAP measures such as Adjusted EBITDA, non-GAAP net income, non-GAAP EPS, and Adjusted free cash flow to evaluate management’s performance. Therefore, we believe that each of the non-GAAP measures presented provides useful information to investors and other stakeholders by allowing them to view our business through the eyes of management and our Board of Directors, facilitating comparisons of results across historical periods and focus on the underlying ongoing operating performance of our business. We also believe these non-GAAP measures are frequently used by investors, securities analysts and other interested parties in their evaluation of our business and other companies in the broadcast industry.

Free cash flow reconciliation, page 40

2. You disclose free cash flow is a non-GAAP performance measure that the Board of Directors uses to review the performance of the business. Tell us how you determined that the label used for this non-GAAP measure reflects its nature and help us better understand why you appear to be making cash-based adjustments to a non-GAAP measures that is reconciled to GAAP net income/(loss). Also, explain your basis for presenting free cash flow for a two-year period. We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Questions 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, this comment also applies to the free cash flow non-GAAP measure presented in your Form 8-K filed on February 29, 2024.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we will change the name of the metric in future filings by inserting “Adjusted” to the beginning so it reads “Adjusted free cash flow” to differentiate it from the more commonly used computation for free cash flow that deducts capital expenditures from Cash flow from operating activities. We also will update our definition of Adjusted free cash flow in future filings to read as follows (redlined to show edits):

We also discuss Adjusted free cash flow and Adjusted free cash flow as a percentage of revenues, non-GAAP performance measures that the Board of Directors uses to review the performance of the business and compensate senior management. Adjusted free cash flow is reviewed by the Board of Directors as a percentage of revenue over a trailing two-year period (reflecting both an even and odd year reporting period given the political cyclicality of our business). The most directly comparable GAAP financial measure to Adjusted free cash flow is Net income attributable to TEGNA. Adjusted free cash flow is calculated as Adjusted EBITDA (as defined above), further adjusted by adding back (1) employee awards stock-based compensation, (2) Company stock 401(k) match contributions, (3) syndicated programming amortization, (4) dividends received from equity method investments, (5) reimbursements from spectrum repacking, (6) proceeds from company-owned life insurance policies and (7) interest income. This is further adjusted by deducting payments made for (1) syndicated programming, (2) pension, (3) interest, (4) taxes (net of refunds) and (5) purchases of property and equipment. ~~Like Adjusted EBITDA, free cash flow is not intended to be a measure of cash flow available for management’s discretionary use.~~ Adjusted free cash flow is not intended to be a measure of residual cash available for management’s discretionary use since it omits significant sources and uses of cash flow including mandatory debt repayments and changes in working capital.

We respectfully advise the Staff that we do consider our Free cash flow metric to be a performance measurement. We reached this conclusion based on the following set of considerations:

▪
We use the Free cash flow metric to internally measure performance. The metric is included in the annual budget package that we present to the Board each year in seeking their approval for the budget related to the upcoming year. Once approved, management is held accountable to the metric and reports the metric to the Board each quarter. In addition, the metric is among a few financial measures that our Board’s Leadership Development and Compensation Committee (the Committee) weighs heavily in making decisions about management’s performance-related compensation. We reference Free cash flow in our proxy statement (see page 58), together with Adjusted EBITDA and Revenue, as one of the most important measures that we use to link executive compensation actually paid to our executives to the company’s performance. A very significant amount of executive pay is structured as performance shares, the payout of which is based on how well we perform against targets set for Adjusted EBITDA and Free cash flow as a percentage of revenue. The Free cash flow metric serves to align the Board and management on the desired performance of the company and serves to motivate management to achieve the metric. We believe that presenting both Adjusted EBITDA and Free cash flow as a percentage of revenue as performance measures gives investors the greatest insight into management’s performance and how the Committee compensates management.
▪
Free cash flow and Free cash flow as a percentage of revenue are reported to the Board each quarter in our quarterly performance report financial package.
▪
The liquidity metrics the Board and management team focus on are leverage ratio, cash flow from operating activities on the Statement of Cash Flows and total liquidity (the sum of cash and cash equivalents and undrawn balance on our credit facility), rather than Free cash flow.
▪
Our starting point for computing Free cash flow, whether for forecasting or historical periods, is the Statement of Income, not the Statement of Cash Flows.
▪
The free cash flow number we present excludes changes in working capital which can have a significant impact on cash flow.
▪
We present Free cash flow consistently next to other non-GAAP performance metrics such as Adjusted EBITDA and non-GAAP net income, all of which are reconciled to net income. Furthermore, our Free cash flow metric is not presented in the Liquidity and Capital Resources section of MD&A.
▪
We do not represent Free cash flow to be a measure of residual cash flow left to repay debt, invest in the business organically or inorganically and return capital to shareholders. Our definition of Free cash flow includes a statement “free cash flow is not intended to be a measure of cash flow available for management’s discretionary use.”

With regard to your question on presenting Free cash flow on a two-year basis, our revenue and operating results are subject to significant fluctuations across yearly periods resulting from political advertising and, to a lesser extent, the summer and winter Olympics. In even numbered years, revenues are usually significantly higher than in odd numbered years due to advertising for the local and national elections and the Olympics. Additionally, every four years, we typically experience even greater increases in political advertising revenues in connection with the presidential election. To allow investors to more easily compare our operating results, without the distraction of odd versus even year fluctuations in results, we compute many financial metrics using a rolling two-year period and make comparisons to the two-year ago period. We believe this presentation aligns with broadcasting industry convention. The presentation also aligns with the way our management team runs the business and evaluates the company’s financial performance. For example, our leverage ratio in our credit facility uses an average annual EBITDA based on the most recently completed two-year period. Valuations of our company and stock price computed by analysts generally use an average annual EBITDA over the most recently completed two-year period. Also due to this comparability issue, management supplements its year-over-year variance explanations in its MD&A with comparisons to the two-year ago period for line items most impacted by the even-year events.

Form 8-K filed on February 29, 2024

Use of Non-GAAP Information, page 10

3. We note your disclosure of the non-GAAP measure Operating expenses, less Programming. Please describe the nature of programming expenses and tell us how you considered whether these costs are a normal, recurring operating expense for which a non-GAAP adjustment is inconsistent with Question 100.01 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and confirm in future filings we will eliminate the presentation of Operating expenses, less programming.

We hope that these responses have addressed the Staff’s comments, and where indicated above, we will be incorporating disclosure into our future filings. If you have further comments or questions concerning the above responses, you may contact our Senior Vice President and Controller, Cam McClelland, at (703) 873-6830.

Sincerely,

/s/ Julie A. Heskett

Senior Vice President and

Chief Financial Officer

TEGNA Inc.